UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2020

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Banco Olé Consignado S.A.

Appraisal report of the net book equity evaluated according to the accounting books on June 30, 2020

Appraisal report of the net book equity evaluated according to the accounting books

To the Shareholders and Officers Banco Olé Consignado S.A.

Auditing firm

1.                        PricewaterhouseCoopers Auditores Independentes, professional partnership, located in the city of São Paulo, State of São Paulo, at Avenida Francisco Matarazzo, No. 1400, 9th, 10th, 13th, 14th, 15th, 16th and 17th floors, Torre Torino, Água Branca, enrolled with the Corporate Taxpayers’ Registry with the Ministry of Economy (“CNPJ/ME”) under number 61.562.112/0001-20, registered with the Regional Accounting Council of the State of São Paulo under No. 2SP000160/O-5, with its Articles of Incorporation registered with the 4th Registry of Titles and Documents of Legal Entities of São Paulo-SP on September 17, 1956, and amendments registered with the 2nd Registry of Titles and Documents of Legal Entities of São Paulo-SP, and its last amendment dated as of November 1, 2019, registered with the 2nd Registry of Titles and Documents of Legal Entities of São Paulo-SP under No. 152.080, on January 21, 2020, represented by its quotaholder undersigned, Mr. Paulo Rodrigo Pecht, Brazilian citizen, married, accountant, bearer of the Identity Card RG under No. 25318910-X. enrolled with the CPF under No. 251.859.928-24 and with the Regional Accounting Council of the State of São Paulo under No. 1SP213429/O-7, resident and domiciled in the State of São Paulo, with offices in the same address as the represented, appointed as expert by the management of Banco Santander Brasil S.A. to proceed with the appraisal report of the net equity of Banco Olé Consignado S.A. (“Company”) on June 30, 2020, summarized in Exhibit I, according to the accounting practices in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank, presents the results of its work below.

Purpose

2.	The appraisal report of the net book equity on June 30, 2020 of Banco Olé Consignado

S.A. was prepared for the purpose of the merger of the Company into Banco Santander Brasil

S.A. on August 31, 2020.

Responsibility of the management regarding the accounting information

3.                        The management of the Company is responsible for the accounting bookkeeping and preparation of the accounting information in accordance with the accounting practices in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank, as well as responsible for the relevant internal controls that the management established as necessary to allow the preparation of such accounting information free of material misstatement, regardless of whether caused by fraud or error. The summary of the main accounting practices adopted by the Company is described in Exhibit II of the appraisal report.

Banco Olé Consignado S.A.

Scope of work and responsibility of the independent auditors

4.                        Our responsibility is to express a conclusion on the book value of the net equity of the Company on June 30, 2020, based on the work conducted in accordance with the Technical Communication No. 03/2014 (R1) issued by the Brazilian Institute of Independent Auditors (IBRACON), which establish rules for the application of audit examination procedures in the balance sheet, and CTG 2002, issued by the Federal Accounting Council, which establish technical and professional standards to be observed by accountants for the issuance of appraisal reports. Thus, we are able to review the Company’s balance sheet in accordance with Brazilian and international auditing standards that requires the compliance with ethical requirements by the auditor and that the audit is planned and executed with the purpose of obtaining reasonable safety so that the evaluated net book equity to prepare our appraisal report is free from material misstatement.

5.                        An audit involves the execution of selected procedures to obtain evidence regarding accounted values. The selected procedures depend on the judgment of the auditor, including the risk assessment of material misstatement of the net equity, regardless of whether caused by fraud or error. In this risk assessment, the auditor considers the relevant internal controls to prepare the Company’s balance sheet to plan the audit procedures that are appropriate in the circumstances, but not for expressing an opinion on the effectiveness of these internal controls of the Company. An audit also includes the assessment of the suitability of accounting policies and reasonableness of the accounting estimates made by the management. We believe that the audit evidence obtained is sufficient and appropriate to support our conclusion.

Conclusion

6.                        Based on this work, we conclude that the amount of BRL 1,751,093,745.37, according to the balance sheet on June 30, 2020, registered in the accounting books and summarized in Exhibit I represents, in all relevant aspects, the net book equity of Banco Olé Consignado S.A., evaluated in accordance to the accounting practices in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank.

São Paulo, July 28, 2020

PricewaerhouseCoopers Auditores Independentes CRC 2SP000160/O-5

Paulo Rodrigo Pecht

Contador CRC 1SP213429/O-7

Exhibit I of the appraisal report of the net book equity evaluated according to the accounting books on July 28, 2020 Banco Olé Consignado S.A.

Summarised balance sheet On June 30, 2020

Assets	Brazilian Reais	Liabilities and net equity	Brazilian Reais
Current assets		Current liability
Availabilities	4,811,352.48	Deposits	6,777,411,144.11
Short-term interbank investments	3,999,536.97	Other obligations	424,421,896.91
Credit transactions	4,741,282,630.67
Other credits	240,695,455.10		7,201,833,041.02
Other assets and values	51,088,219.26
	5,041,877,194.48
Long-term receivable
Securities	32,364,670.04	Long-term liabilities
Credit transactions	10,317,581,968.66	Deposits	6,739,744,164.08
Other credits	160,981,030.38	Other obligations	34,138,767.25
Other assets and values	112,527,054.00		6,773,882,931.33
	10,623,454,723.08
Fixed assets
Investments	19,334,748.64
In use	5,207,242.25
Intangible assets	36,935,809.27	Net equity
	61,477,800.16	Corporate capital	724,000,000.00
		Capital reserves	250,000,000.00
		Profit reserves	777,096,130.97
		Equity valuation adjustments	(2,385.60)
			1,751,093,745.37
Total assets	15,726,809,717.72	Total equity and liabilities	15,726,806,717.72

This Exhibit is an integral an inseparable part of the appraisal report of the net book equity evaluated according to the accounting books of Banco Olé Consignado S.A., issued by PricewaterhouseCoopers Auditores Independentes, dated as of July 28, 2020.

Exhibit II of the appraisal report of the net book equity evaluated according to the accounting books on July 28, 2020

Banco Olé Consignado S.A.

Explanatory notes from the management regarding the balance sheet on June 30, 2020

In Brazilian Reais, except when indicated otherwise

1.           Basis for preparing the balance sheet and summary of the main accounting practices

The balance sheet on June 30, 2020 was prepared for the purpose of evaluating the net equity of Banco Olé Consignado S.A. for its merger into Banco Santander (Brasil)

S.A. on August 31, 2020.

The balance sheet on June 30, 2020 was prepared and it is being presented in accordance with the accounting practices in Brazil, established by the Brazilian Corporation Law, the National Monetary Council, the Brazilian Central Bank (BACEN) and the document template provided in the Accounting Chart for Institutions of the National Financial System (COSIF).

To prepare this financial information, it is necessary to use certain critical accounting estimates and the exercise of judgment by the management of the Company in the implementation process of the accounting practices. The areas requiring a higher level of judgment and that have greater complexity, as well as those whose assumptions and estimates are significant for the balance sheet, are disclosed below.

The most significant accounting practices used to prepare the balance sheet are presented below.

1.1.	Foreign currency conversion

(a)       The functional currency of the Company is Brazilian Real, same currency for the preparation and presentation of the Company’s balance sheet.

1.2.	Cash and cash equivalents

For the purpose of the statement of cash flows, cash equivalents correspond to the balances of cash and short-term interbank investments with immediate convertibility, subject to an insignificant risk of value change and with an original time limit equal to or less than 90 days.

1.3.	Short-term interbank investments

They are stated by the realizable value and/or enforceable value, including incomes, charges and monetary or exchange variations earned and/or incurred until the date of the balance sheet, calculated on a daily pro rata basis.

This Exhibit is an integral an inseparable part of the appraisal report of the net book equity evaluated according to the accounting books of Banco Olé Consignado S.A, issued by PricewaterhouseCoopers Auditores Independentes, dated as of July 28, 2020.

Exhibit II of the appraisal report of the net book equity evaluated according to the accounting books on July 28, 2020

Banco Olé Consignado S.A.

Explanatory notes from the management regarding the balance sheet on June 30, 2020

In Brazilian Reais, except when indicated otherwise

(a)	Securities

The securities portfolio is demonstrated by the following conditions for registration and accounting evaluation:

I-                         trading securities;

II-                       available-for-sale securities; and III- securities kept through maturity.

In the category of trading securities there is securities acquired with purpose of being actively and frequently traded in and in the category of securities kept through maturity there is securities when the Bank has the purpose and financial capacity to keep in portfolio until maturity. In the category of available-for-sale securities, there is registered securities that do not fit in categories I and III. The securities of the categories I and II are stated by the acquisition value plus earned incomes up to the balance sheet date, calculated on a pro rata daily basis and adjusted to the market value, taking into account the valuation or devaluation as a result of such adjustments in return:

(1)	of the appropriate income or expense account net of tax effects, as income for the period, when related to trading securities; and

(2)	of the separate net equity account net of tax effects, when related to available-for-sale securities. Adjustments to the market value held as consequence of the sale of these securities are transferred to the period result.

The securities kept through maturity are demonstrated by the acquisition value plus the earned incomes up to the balance sheet date calculated on a pro rata daily basis.

The permanent losses in the realizable values of available-for-sale securities and securities kept through maturity are recognized in the income statement for the period.

(b)	Credit portfolio and loss provision

The credit portfolio includes the consigned credit transactions and consigned credit cards and other credits with the characteristics of credit grating. It is stated by its present value considering indicators, interest rates and related charges, calculated on a pro rata daily basis until the date of the balance sheet. In case of transactions overdue from 60 days, the income recognition will only occur upon its effective receiving.

This Exhibit is an integral an inseparable part of the appraisal report of the net book equity evaluated according to the accounting books of Banco Olé Consignado S.A, issued by PricewaterhouseCoopers Auditores Independentes, dated as of July 28, 2020.

Exhibit II of the appraisal report of the net book equity evaluated according to the accounting books on July 28, 2020

Banco Olé Consignado S.A.

Explanatory notes from the management regarding the balance sheet on June 30, 2020

In Brazilian Reais, except when indicated otherwise

The Bank writes-off credits for losses when the credit presents a delay of more than 360 days. In case of long-term credit transaction (over 3 years) it is considered a delay of more than 540 days. The credit transaction written-off for loss is recorded in a clearing account for a minimum period of 5 years and while not all efforts for charges have been exhausted.

The credit assignments without retention of risk result in the write-off of the financial assets of the transaction and that starts to be kept in a clearing account. The result of the assignment is fully recognized from the moment of its implementation.

As of January 2012, in accordance with Resolution CMN No. 3533/2008 and Resolution CMN No. 3895/2010, all credit assignments with retention of risks start to have its results recognized by the remaining terms of the transactions, and the financial assets remain recorded as credit transactions and the amount received recorded as liabilities for sale transactions or transfer of financial assets.

The Bank has not performed credit assignment transactions with retention of risks.

The premiums or discounts on transactions related to the acquisition of financial assets refer to the difference between the amount dully paid and the updated original price, which are presented by means of the preparation of the financial statements as “Credit Transactions”. The premium is applicable to the result due to the remaining term of the transaction and the discount is applicable with invoice flow, classified as “Financial Income – Credit Transactions”.

The provisions for credit transactions are based on the analysis of the outstanding credit transactions (overdue and coming due), the past experience and the specific risks of the portfolios and the risk assessment policy of the management when establishing the provisions, according to the Resolution CMN No. 2682/1999.

(c)	Prepaid expenses

These are recorded as investments in prepayments, for which the benefits of services will occur in subsequent fiscal years and are appropriated to the result, according to the term of the agreements.

(c.1) Commissions paid to bank correspondents

Considering the requirements of the Resolution CMN No. 4294 and BACEN Circular No. 3693 of December 2013, as of January 2015, commissions paid to agents for the origination of new credit transactions are limited to the maximum percentage of 6% of the value of the new transaction originated and 3% of the value of the transaction subject to portability.

When incurred, these commissions are fully recognized as expenses.

This Exhibit is an integral an inseparable part of the appraisal report of the net book equity evaluated according to the accounting books of Banco Olé Consignado S.A, issued by PricewaterhouseCoopers Auditores Independentes, dated as of July 28, 2020.

Exhibit II of the appraisal report of the net book equity evaluated according to the accounting books on July 28, 2020

Banco Olé Consignado S.A.

Explanatory notes from the management regarding the balance sheet on June 30, 2020

In Brazilian Reais, except when indicated otherwise

(d)	Fixed

Stated by the acquisition cost, it is subjected to the evaluation of the recoverable value in annual periods or more frequently if the conditions or circumstances indicate the possibility of loss of its values and its evaluation considers the following aspects:

(d.1) Investments

The adjustments related to investments in subsidiaries are determined using the equity method and registered as equity income from subsidiaries. The other investments are valued at cost, reduced to the recoverable value, if applicable.

(d.2) In use

The depreciation terms of the asset is computed under the straight-line method, based on the following annual rates: installations, furniture, equipment and security and communication system – (10%) and data processing – (20%).

(d.3) Intangible

The development expenditures in accordance with Resolution CMN No. 4534/2016 are recognized as intangible and amortized over the expected useful life of a maximum of 5 years.

(e)	Raising of funds, issuances and other liabilities

The instruments for raising of funds are initially recognized at fair value, being basic considered to be the transaction price. They are subsequently measured at amortized cost with the inherent expenses recognized as a financial cost.

(f)	Provisions, contingent liabilities and contingent assets

The Bank is part in tax, labor and civil actions and legal proceedings arising from the normal course of its activities.

The provisions include legal obligations, actions and legal proceedings related to tax and social security obligations, whose object of dispute is its legality or constitutionality, and regardless of the assessment of the probability of loss, have their amounts fully recognized in the financial statements.

The provisions are reassessed at the end of each reporting period to better reflect the current estimate and may be totally or partially reversed, reduced or complemented when it is no longer probable the outflow of resources related to the process, including the loss of a procedural right, the final decision not subject to appeal, among others.

This Exhibit is an integral an inseparable part of the appraisal report of the net book equity evaluated according to the accounting books of Banco Olé Consignado S.A, issued by PricewaterhouseCoopers Auditores Independentes, dated as of July 28, 2020.

Exhibit II of the appraisal report of the net book equity evaluated according to the accounting books on July 28, 2020

Banco Olé Consignado S.A.

Explanatory notes from the management regarding the balance sheet on June 30, 2020

In Brazilian Reais, except when indicated otherwise

The judicial and administrative provisions are recorded when the risk of loss of the legal or administrative proceeding is valuated as probable and the amounts involved are measurable with sufficient safety based on the nature, complexity and history of proceedings and in the opinion of the internal and external legal assistants and with the best information available. For the proceedings with possible risk of loss, the provisions are not recorded and the information are disclosed in the explanatory notes (note 17.f) and for proceedings with remote risk of loss, it is not disclosed any information.

The contingent assets are not recognized in the accounts, except when there are real guarantees or favorable court decisions not subject to appeal with the gain considered almost certain.

(g)	Social Integration Program (PIS) and Contribution to Social Security (COFINS)

PIS (0.65%) and COFINS (4.00%) are calculated on the income of the activities or main purpose of the legal entity. For financial institutions, deduction of funding expenses is allowed to determine the calculation basis. The expenses of PIS and COFINS are registered as tax expenses.

(h)	Corporate Income Tax (IRPJ) and Social Contribution on Net Profits (CSLL) The IRPJ is calculated based on a 15% rate, plus an additional 10%, applied to the profit, after the adjustments determined by the tax legislation. The CSLL is calculated based on a 20% rate (until March 1, 2020, 15%), applied to the profit, after the adjustments determined by the tax legislation. The rate of the CSLL, for banks of any species, was increased from 15% to 20% in force as of March 1, 2020, according to article 32 of the Constitutional Amendment 103, published on November 13, 2019.

The tax credits are basically calculated on the temporary differences between the accounting and the fiscal results and adjustments to the market value of securities. The recognition of tax credits is made by the rates applicable to the period in which it is estimated the realization of the asset.

In accordance with the current regulation, tax credits are registered as their recovery is likely to be based on the future generation of taxable income. The expected realization of recorded tax credits, according to Note 8.b, is based on projections of future income and based on technical studies.

This Exhibit is an integral an inseparable part of the appraisal report of the net book equity evaluated according to the accounting books of Banco Olé Consignado S.A, issued by PricewaterhouseCoopers Auditores Independentes, dated as of July 28, 2020.

Exhibit II of the appraisal report of the net book equity evaluated according to the accounting books on July 28, 2020

Banco Olé Consignado S.A.

Explanatory notes from the management regarding the balance sheet on June 30, 2020

In Brazilian Reais, except when indicated otherwise

(i)	Decrease to recoverable value of assets

The financial and non-financial assets are evaluated at the end of each reporting period, with the purpose of identifying evidence of devaluation in their book value. In case of any indication, the Company must estimate the recoverable value of the asset and such loss must be recognized immediately in the income statement. The recoverable value of an asset is defined as the higher amount between its net fair value of selling expenses and its value in use. In the management assessment there were no indications of impairment loss on June 30, 2020.

***

This Exhibit is an integral an inseparable part of the appraisal report of the net book equity evaluated according to the accounting books of Banco Olé Consignado S.A, issued by PricewaterhouseCoopers Auditores Independentes, dated as of July 28, 2020.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: July 29, 2020

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer